News Release                                                  December 11, 2000

ICICI Bank Board Approves Merger of Bank of Madura with ICICI Bank

The Boards of ICICI Bank Limited and Bank of Madura Limited met today at Mumbai and Chennai respectively and separately approved the merger of Bank of Madura Limited with ICICI Bank Limited (NYSE: IBN). The Scheme of Amalgamation envisages a share exchange ratio of two shares of ICICI Bank for one share of Bank of Madura. The share exchange ratio approved by the respective Boards was based on recommendations made by M/s. Deloitte, Haskins & Sells, which acted as independent valuers to the transaction.

The Scheme of Amalgamation will be placed for approval at the meetings of shareholders of the two banks on January 19, 2001 and will be subject to approval of the Reserve Bank of India. The Appointed Date of merger is proposed to be February 1, 2001.

DSP Merrill Lynch Limited acted as advisor to Bank of Madura for the transaction. Kotak Mahindra Capital Company will advise ICICI Bank on the merger process.

"This merger is full of possibilities. The large customer base, geographical reach and infrastructure managed by trained personnel would help us accelerate our growth plans," said Mr. H. N. Sinor, Managing Director and CEO, ICICI Bank.

According to Dr K. M. Thiagarajan, Chairman of Bank of Madura, "merger with a new private sector bank, particularly a financially and technologically strong bank like the ICICI Bank should add to shareholder value and enhance the career opportunities for our employees besides providing first rate, technology-based, modern banking services to customers."

A proforma analysis of the merged bank shows that the merger is EPS accretive for ICICI Bank shareholders by 23% based on September 2000 half-year results (Rs 7.1 per share (annualised) to Rs. 8.7 per share (annualised) proforma for the merged entity). On proforma basis, as on September 30, 2000, the merged entity will have total assets of Rs. 160.51 billion and deposits of Rs. 131.23 billion.

Synergies in Operations

Considerable synergies are expected to accrue from the combination of ICICI Bank and Bank of Madura as they bring together complementary business strengths which would enhance product portfolio, distribution network and brand image. The merged entity will have around 2.6 million customer accounts and an extensive network of about 350 branches spread across India, giving it the critical mass in an intensely competitive banking arena. The expanded customer base and distribution network of the merged entity would provide considerable cross-selling opportunities enhancing the universal banking strategy of ICICI Bank. The enlarged distribution network also offers scope to enhance fee income particularly in core areas like cash management services, a traditional strongpoint of both banks and payment and collection services.

Bank of Madura has a number of branches in upcoming semi-urban and rural areas and has developed robust micro-credit systems which combined with the strong brand image of ICICI Bank can be successfully leveraged to tap rural markets. The merger also offers larger amount of low cost deposits and possibility of reorienting assets profile to enable better spreads for the merged entity.

The focus of both banks on developing a knowledge-oriented employee base with a strong focus on technology will facilitate the process of post merger integration.


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About Bank of Madura

Bank of Madura is a profitable and well-capitalised private sector bank, in operation for 57 years with a national network of 263 branches including presence in each of the top 30 banking centres in the country. The Bank has fostered an environment akin to new private sector banks with a progressive employee base and technology driven operations in major branches. It has among the lowest cost of deposits at 7.3% and a high return on equity of 21.3%. As on September 30, 2000, the Bank had total assets of Rs. 39.88 billion and deposits of Rs 33.95 billion. In India, the Bank's equity shares are listed on the Stock Exchanges at Mumbai and Chennai and the National Stock Exchange.

About ICICI Bank

ICICI Bank is a leading technology-oriented private sector bank, promoted by ICICI Limited (NYSE: IC). ICICI Bank had total assets of Rs. 120.63 billion and deposits of Rs 97.28 billion as on September 30, 2000. The Bank's capital adequacy as on September 30, 2000 stood at 17.59 %. The Bank's network of branches and extension counters presently covers 106 locations across India. ICICI Bank is India's largest ATM provider with 366 ATMs. In India, the equity shares of ICICI Bank are listed on the Stock Exchanges at Mumbai, Calcutta, Delhi, Chennai, Vadodara and the National Stock Exchange. ICICI Bank's American Depositary Shares (ADS) are listed on the New York Stock Exchange.

Summary Profit & Loss Statement - Bank of Madura

                                                                   (Rs in Crore)
     ---------------------------------------------------------------------------
                                               H1 -2001      FY 2000     FY 1999
                                             (unaudited)
     ---------------------------------------------------------------------------
     Interest income                            201.51        370.21      323.21
     ---------------------------------------------------------------------------
     Other Income                                45.31         98.72       98.57
     ---------------------------------------------------------------------------
     Total income                               246.82        468.93      421.78
     ---------------------------------------------------------------------------
     Interest Expenditure                       134.50        266.09      255.16
     ---------------------------------------------------------------------------
     Operating Expenditure                       60.50        107.39      105.70
     ---------------------------------------------------------------------------
     Total Expenditure                          195.00        373.48      360.86
     ---------------------------------------------------------------------------
     Gross Profit before Tax and Provisions      51.82         95.45       60.92
     ---------------------------------------------------------------------------
     Provisions (Incl. of Income Tax)            25.58         49.87       30.79
     ---------------------------------------------------------------------------
     Net Profit                                  26.24         45.58       30.13
     ---------------------------------------------------------------------------
     Paid-up Equity Share Capital                11.77         11.77       11.77
     ---------------------------------------------------------------------------
     Reserves (excl. Reval. Reserves)           230.17        203.93      165.66
     ---------------------------------------------------------------------------
     Total Deposits                            3394.84       3631.04     3013.11
     ---------------------------------------------------------------------------
     Advances (Incl. Credit Substitutes)          2210          2072        1746
     ---------------------------------------------------------------------------

Summary Profit and Loss Statement - ICICI Bank

                                                                   (Rs in Crore)
     ---------------------------------------------------------------------------
                                               H1 -2001      FY 2000     FY 1999
     ---------------------------------------------------------------------------
     Interest income                            570.90        852.87      544.05
     ---------------------------------------------------------------------------
     Other Income                                65.35        194.05       89.03
     ---------------------------------------------------------------------------
     Total income                               636.25       1046.92      633.08
     ---------------------------------------------------------------------------
     Interest Expenditure                       389.55        666.95      425.52
     ---------------------------------------------------------------------------
     Operating Expenditure                      126.29        153.31       82.97
     ---------------------------------------------------------------------------
     Total Expenditure                          515.84        820.26      508.49
     ---------------------------------------------------------------------------
     Gross Profit before Tax and Provisions     120.41        226.66      124.59
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------
     Provisions (Incl. of Income Tax)            50.21        121.36       61.24
     ---------------------------------------------------------------------------
     Net Profit                                  70.20        105.30       63.36
     ---------------------------------------------------------------------------
     Paid-up Equity Share Capital               196.82        196.82      165.00
     ---------------------------------------------------------------------------
     Reserves (excl. Revaluation Reserves)     1022.89        952.69      143.33
     ---------------------------------------------------------------------------
     Total Deposits                            9728.27       9866.02     6072.94
     ---------------------------------------------------------------------------
     Advances (incl. credit substitutes)       6324.20       5030.96     3387.60
     ---------------------------------------------------------------------------



For further press queries, contact:

        P. H. Ravikumar  - (91)-22-653 8413 or 653 8433


For investor queries, contact:

        Bhashyam Seshan
        Phone: (91)-22-653 8420 or 653 7460
        E-mail:  bhashyams@icicibank.com


Note:  (a) Rs. = Indian Rupees       (b) 1 Crore = 10 million


Except for the historical information contained herein, statements in this News Release which contain words or phrases such as 'will', 'would', 'aim', 'likely', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy and the merger, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

December 11, 2000.